UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
        ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Best Food Trucks, Inc.

Legal status of issuer

        Form
        Corporation

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        October 6, 2016

Physical address of issuer
13488 Maxella Ave #320, Marina Del Rey, CA 90292

Website of issuer
https://www.bestfoodtrucks.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, D.C. 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
$6,000 and 8.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
December 21, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$96.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$96.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00

Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 21, 2017

FORM C/A

Up to $250,000.00

Best Food Trucks, Inc.



Explanatory Note

Best Food Trucks, Inc. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on October 17, 2017 (the "Form C").

This Amendment is filed to update the Company Summary with recent revenue and booking metrics and to change the use of proceeds according to the updated target offering amount (Exhibit B). Exhibit B is attached hereto.

Crowd SAFE (Simple Agreement for Future Equity) Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Best Food Trucks, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE (Simple Agreement for Future Equity) Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $250,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)(2)(3)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$8	$92.00
Aggregate Minimum Offering Amount	$25,000.00	$2,000.00	$23,000.00
Aggregate Maximum Offering Amount	$250,000.00	$20,000.00	$230,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.
(3)   The Intermediary will receive a payment of $6,000 in addition to the commission listed in the table above.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.bestfoodtrucks.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 17, 2017.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.bestfoodtrucks.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Best Food Trucks, Inc. (the "Company") is a Delaware Corporation, formed on October 6, 2016.

The Company is located at 13488 Maxella Ave #320, Marina Del Rey, CA 90292.

The Company's website is https://www.bestfoodtrucks.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company developed a technology platform that provides real-time information about food trucks to customers for an enjoyable dining experience – and makes business operations run smoothly for truck owners. No longer do owners need to constantly update social media platforms with their location and menu options or juggle scheduling lots with multiple proprietors. Lots can book, schedule, and manage trucks all on one platform. Truck owners can manage regulatory filings, book events, or stay connected to followers through Twitter and Facebook integration, as well as the Company's consumer-facing platform. And customers can easily get menu information in advance, order ahead, pick-up orders without the lines, and locate their favorite trucks.

The Offering

Minimum amount of Crowd SAFE (Simple Agreement for Future Equity) Units being offered	25,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of Crowd SAFE (Simple Agreement for Future Equity) Units	250,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if maximum amount reached)	250,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 21, 2017
Use of proceeds	See the description of the use of proceeds on page 20.
Voting Rights	See the description of the voting rights on page 30.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on October 6, 2016. On September 25, 2017, pursuant to an agreement and plan of merger, LotMom, Inc., or LotMom, merged with and into the Company with the Company being the survivor in the merger. As a result of this merger, the Company acquired LotMom and all of its assets and assumed all of its liabilities. LotMom was incorporated on December 7, 2011 and is also engaged in the business of providing technology solutions to food truck operators.

Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to products that we currently offer and those that we may seek to develop or commercialize in the future. Our competitors include major companies such as Yelp and lesser known companies such as Roaming Hunger, FoodTrucksIn.com, Street Food Finder, Food Truck Nearby and Truckily. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
The Company is dependent on Kevin Davis and Matthew Geller who are CEO/President/Director/Secretary October 2016-Present and CMO/Director August 2017-Present, respectively, of the Company. The Company has or intends to enter into employment agreements with Kevin Davis and Matthew Geller although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kevin Davis and Matthew Geller or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may

not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers because of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
To achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. We may have difficulty raising needed capital in the future because of, among other factors, our short history of product development and revenues from sales, as well as the inherent business risks associated

with our company and present and future market conditions. There is no guarantee the Company will be able to raise such funds on terms acceptable to us or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Kevin Davis and Matthew Geller to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Kevin Davis and Matthew Geller die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this offering statement entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Securities

The Crowd SAFE (Simple Agreement for Future Equity) Units will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE (Simple Agreement for Future Equity) Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE (Simple Agreement for Future Equity) Units. Because the Crowd SAFE (Simple Agreement for Future Equity) Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE (Simple Agreement for Future Equity) Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFE (Simple Agreement for Future Equity) Units may also adversely affect the price that you might be able to obtain for the Crowd SAFE (Simple Agreement for Future Equity) Units in a private sale. Purchasers

should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

In addition to the restrictions on transfer arising under federal and state securities laws, the Company's bylaws impose significant transfer restrictions on the Company's securities.
The Company's bylaws prohibit a shareholder of the Company from transferring any shares of the Company's stock (or any rights or interests in such shares), including the Crowd SAFE (Simple Agreement for Future Equity) Units and shares of preferred stock that you may receive upon conversion of your Crowd SAFE (Simple Agreement for Future Equity) Units, to any person unless such transfer is approved by the board of directors of the Company. This means that even if you are able to transfer the securities of the Company that you hold under federal or state securities laws, the Company can prohibit you from making such transfer for any reason or for no reason at all.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages.
The Company has incurred liabilities in relation to its merger with LotMom, Inc. for accrued and unpaid wages (the "Unpaid Wages"). Such liabilities are as follows:

Owed To	Nature of Liability	Amount Owed	Repayment Schedule
Daniel Behrendt	Deferred Compensation	$4,125	Either (i) equal amounts on 3/25/18, 4/25/18, and 5/25/18, or (ii) if the Company closes an investment of at least $215,000, within five (5) business days after such investment is closed.
Aoyagi Softworks	Outstanding Compensation for Work Performed	$8,150	Either (i) equal amounts on 3/25/18, 4/25/18, and 5/25/18, or (ii) if the Company closes an investment of at least $215,000, within five (5) business days after such raise.
The Product Engine	Outstanding Compensation for Work Performed	$32,000	Either 30% interest, if balance payable on December 13, 2018; or 5% interest, if balance paid before January 13, 2018.
Total		**$44,275**	

Thus, while the Company intends to use the proceeds towards ongoing operations, there is a possibility that some of the proceeds of this raise will instead be paid to prior service providers of the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 88.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities,

the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. Although the Securities are subject to a valuation cap of $2,500,000, which puts a ceiling on the conversion price of the Securities, the Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing (or, if lower, the price resulting from the valuation cap) regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Best Food Trucks has developed a technology platform that provides real-time information about food trucks to customers for an enjoyable dining experience – and makes business operations run smoothly for truck owners. No longer do owners need to constantly update social media platforms with their location and menu options or juggle scheduling lots with multiple proprietors. Lots can book, schedule, and manage trucks all on one platform. Truck owners can manage regulatory filings, book events, or stay connected to followers through Twitter and Facebook integration, as well as the Company's consumer-facing platform. And customers can easily get menu information in advance, order ahead, pick-up orders without the lines, and locate their favorite trucks.

Business Plan
Best Food Trucks will seek to use its existing nationwide relationships with food truck associations to push the Order Ahead and Location Analytics platform down to association members. Each truck will be able to push customers to the system with a call-to-action sign outside the truck with a "SKIP THE LINE" tagline and a website where they can order and step out of line. In addition, organizers and event planners who control the lots can distribute the Order Ahead links to attendees as well. We will charge the customers a tiny transaction fee or a recurring plan for those who order frequently to have the same price at the truck. The trucks will also be charged a monthly fee for access to

location analytics which helps them make business decisions on where to setup shop. Strong referral benefits on both the customer and truck side of the platform will help organic growth. Given that the product is SaaS, the margins should be extremely high and thus heavily positive on unit economics, which will hopefully allow our company to achieve profitability at a much quicker rate than other marketplaces.

The Company plans to generate revenue from both customers and vendors.

Customers

The Company's soft launched the order-ahead feature in Los Angeles in August 2017 and expects to roll it out nationwide in Q4 2017. Customers have the option of paying a convenience fee of $1.99/order or joining the Foodie Plan for $2.99/month. The convenience fee is deliberately expensive to encourage customers to sign up for the recurring Foodie Plan, which is the Company's primary revenue focus. The Foodie Plan offers unlimited orders with no convenience fees, customized menus, customized SMS alerts, and a rewards program.

Vendors

On the truck vendor side, the Company offers a Pro Account for $99/month that will provide features like location and market analytics, multiplatform posting, chatbot support, enhanced visibility on the the Company's platform, and the order-ahead capability. Additionally, Stripe – a collaborating company that allows small businesses to accept payments over the internet – currently charges 2.9% + $0.30 for every order. The Company plans to charge an additional transaction fee on top of that, but both fees, and thus this revenue stream, will vary depending on negotiations with Stripe.

The Company also charges a flat booking fee of $5 every time a truck books a lot through its platform. While lot booking drives the majority of its revenue currently, the Company intends to focus on order-ahead revenue going forward.

History of the Business

We were incorporated under the laws of Delaware on October 6, 2016. On September 25, 2017, pursuant to an agreement and plan of merger with LotMom, LotMom was merged with and into the Company with the Company being the surviving entity in the merger. As a result of this merger, the Company acquired LotMom and all of its assets and assumed all of its liabilities. LotMom was incorporated on December 7, 2011 and is also engaged in the business of providing technology solutions to food truck operators.

Opportunity

Food trucks have changed the way many of us dine. Not only are these trucks often creating more creative, niche foods (such as grilled cheese-only or Asian-fusion trucks), but they're also a way to experience such items in an inexpensive way. When it comes to actually seeking out trucks, however, things become complicated. Long lines can create a backup of orders, items can sell out without notice, and trucks, being inherently mobile, might not be in the same location each day. Not only does this create a frustrating customer experience, but it can also hurt food truck sales. Separately, entrepreneurs who want to get into the food truck business are often burdened with low-tech payment options and struggle with marketing and bringing in new business. With the Company, food truck owners can access an all-in-one option for management of their mobile restaurant while diners gain an easy-to-use locator, menu, and ordering platform.

Furthermore, food trucks aren't just mobile kitchens; they allow restaurateurs and chefs the ability to launch a business at a fraction of the cost of a brick-and-mortar restaurant. According to Inc., a typical restaurant's startup costs can amount to $525,000 or more, depending on location. However, basic startup costs for a food truck can be significantly less, typically amounting to $90,300.

But it's not just emerging businesses that enjoy the food truck model. Statista forecasts that food trucks will generate about $996 million in revenue by 2020. Of the 1,000 consumers surveyed for the Ask Your Target Market report, 56% has bought from food trucks at least once, and 42% of those individuals will *likely* become returning customers within the upcoming year. Of the 1,000 respondents, 30% is at least *somewhat likely* to patronize food trucks in the next year. Diners also reported that cost, quality, and taste are most important when it comes to food purchases, with cost taking priority. The average food truck meal costs $12.40, which is cheaper than the average restaurant meal.

The Company's Products and/or Services

The Company's platform aggregates everything needed for a food truck consumer. By providing real-time information and notifications, consumers can find new trucks and know when their favorite trucks are open in the area. Users can also find information on food truck lots, including a schedule of where each truck will be located.

Furthermore, the Company offers dynamic, customized menus for individual users from all open food trucks in the area – the customization is based on walking distance, restaurant type, and dietary restrictions and preferences. After users choose the truck and meal they want, they will be able to order ahead through the Company's platform and skip the line at pickup. The order-ahead feature was soft launched in LA in August 2017, and Company plans to expand the feature nationwide by Q4 2017.

The Company allows food truck owners to update their truck location and connect with customers in real time through integrations with multiple social media platforms. With one click, they can immediately update platforms like Twitter, Facebook, and Instagram with information like location, updated menus, and closing times.

Truck owners can also manage their regulatory filings, book events, or communicate with community members for tips and advice. Additionally, the Company will be able to manage takeout orders with its mobile web client or SMS chatbot and help owners find and book available food truck lots. The Company also plans to use its data to create advanced algorithms for location analytics. The algorithms will consider statistics such as total sales per lot and the types of food that sell well in each location.

Product / Service	Description	Current Market
Order Ahead	Customers can Order Ahead from food trucks rather than wait in line.	Primarily business park employees, apartment tenants with food trucks outside, and people who go to music festivals / business conferences / other events with trucks
Location Analytics	New feature to be developed with the proceeds of this offering and the data from Order Ahead. Location Analytics will use sales data and extrapolate important business recommendations like what locations are best on a given day, what food sells well, and which employees work the fastest.	Primarily food truck owners/operators, especially those just starting out since they don't have experience with the lots.

Product Roadmap
The Company plans to accomplish the following objectives within the next year:

- **Order Ahead:** In August 2017, the Company did a soft launch of the order-ahead feature in Los Angeles. The Company expects to roll out the feature nationwide in Q4 by utilizing its relationships with numerous food truck associations.

- **Location Analytics:** The Company expects to gather enough sales data by December 2017 to compile and distribute this information as charts. Its data will be collected from the order-ahead feature, truck vendors, and Twitter statistics.

- **iOS App:** By January 2018, a mobile version of the platform will be available for both consumers and truck vendors to improve user experience with better GPS tracking, mobile notifications, and customer engagement.

Competition

The Company's primary competitors are Yelp, Roaming Hunger, FoodTrucksIn.com, Street Food Finder, Food Truck Nearby, and Truckily.

Yelp (NYSE: YELP): Founded in 2004, Yelp helps customers find local businesses. Yelp users can search for restaurants and nearby businesses (including food trucks) and see ratings, pictures, and reviews from past patrons. In 2015, Yelp acquired Eat24, a food delivery and pick-up service that is now integrated onto the Yelp platform, allowing customers to order ahead online for pick-up. In Q1 2017, Yelp had a monthly average of 26 million unique visitors on its app (on Google Play and the App Store) and 73 million unique visitors on its mobile site. Its market capitalization was $2.59 billion on July 24, 2017.

Roaming Hunger: Established in 2009 in West Hollywood, California, Roaming Hunger offers a variety of food truck-related services by leveraging its network of over 10,000 food trucks in the U.S., Canada, and select European countries. Its platform allows companies to book food truck catering for companies and events and helps customers find food trucks through its website and mobile apps. Additionally, Roaming Hunger offers brand amplification programs, which allow companies to launch interactive marketing campaigns in custom-designed vehicles with integrated campaign support. It also has an online marketplace to buy, build, lease, or sell food trucks.

FoodTrucksIn.com: Founded in 2013, FoodTrucksIn.com helps the food truck community and customers by providing food truck locations, open times, and upcoming events. It currently lists more than 6,500 food trucks in over 1,300 cities in the U.S. The company offers a Pro Member feature for food vendors for $34/month for additional services such as publishing contact information, menus, and future schedules as well as scheduling social media posts and integrating FoodTrucksIn.com widgets onto companies' websites.

Street Food Finder: Founded in 2013 and based in Columbus, Ohio, Street Food Finder helps consumers locate food trucks. Its app is available on the web, Google Play, and the App Store. The company is currently focused on Columbus, Ohio, but it has launched beta tests in other select cities.

Food Truck Nearby: Based in Porter Ranch, California, Food Truck Nearby is a free iOS and Android app that allows customers to search for food trucks near their location, order from the menu, and communicate with vendors. Truck vendors can add their menu, prices, business hours, and location, as well as receive mobile orders.

Truckily: Founded in 2012 and headquartered in Kansas City, Missouri, Truckily is a free marketing software platform for food trucks. With Truckily's platform, companies can manage their operations, automatically update their location on multiple social networks, and schedule routes in advance. Truckily's parent company, RTF Logic, received $120,000 in a seed round in 2013 to further build the platform. It is currently in private beta.

We have an executive team with deep inroads into the market that gives us a unique advantage as well as a barrier to entry. Our CMO is also the head of the national food truck association and helped start up 19 of the 21 regional associations as well, so there is a lot of influence in the market.

Industry and Market Analysis

According to the National Restaurant Association, restaurant sales were projected to reach $782.7 billion in 2016. The typical American spends 12.5% of his or her annual budget, or over $7,000, on food. Over 40% of that accounts for eating out, which includes fast food, take-out, delivery, full-service restaurants, vending machines, and food trucks. On average, Americans go out to eat 4.5 times per week, spending an average of $36.30 per person for dinner at a restaurant. Food trucks are significantly cheaper, as an average meal costs approximately $12.40.

The food truck industry has seen explosive growth since 2008, as food trucks appeal not only to young consumers with disposable income but also to entrepreneurs desiring lower startup costs – the basic startup cost for a food truck is just over $90,000. Today, the food truck sector is considered to be a top-performing segment of the food and service industry. In the U.S., the food truck industry grew at an annual rate of 7.9% from 2011 to 2016 to reach $870 million in revenue in 2016. The industry is expected to continue growing over the next few years, with revenue projected to reach $996.2 million by 2020.

There are over 4,000 food trucks in the U.S., with each truck generating average annual revenue of $290,556. In 2016, Portland had the most food trucks per capita in the U.S., with almost five food trucks per 100,000 people. While Austin had the second most food trucks per capital at just over four food trucks per 100,000 people, the city had the largest growth rate from 2010 to 2016, at more than 600%.



Taco the town

United States

Food trucks, per 100,000 population

Food truck and restaurant growth

Sources: US Census Bureau; US Bureau of Labour Statistics

Economist.com

*Metro area

Demographically, 43% of food truck revenue comes from consumers between the ages of 25-44, with another 20% from those under 25. Thus, with a relatively young consumer population, social media websites such as Facebook and Twitter have become an integral part of food truck operations. Many vendors use social media to interact with customers, receive immediate feedback, and post daily updates and locations.

Along with location analytics and lot booking for food trucks, the Company also offers an "order ahead" feature. The mobile order-ahead concept is relatively new, but sales on mobile order-ahead apps are expected to grow at a compound rate of 57% over the next few years to reach $38 billion by 2020. Mobile order-ahead growth will be driven by increased adoption from quick-service restaurants (QSRs), with mobile order-ahead sales projected to generate 10.7% of total QSR sales by 2020.

Customer Base
Food Truck owners, lot owners, and customers (typically business park or office building employees who frequent food trucks daily).

Intellectual Property
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
20130197949	Mobile Food Management System*	A mobile food management system includes: a controller in communication with a lot owner's user interface and one or more vendor's user interfaces; a food truck lot management application accessible through the lot owner's user interface, the food truck lot management application adapted to receive a customized rule	August 1, 2013	Pending*	United States

| | | set, the customized rule set including one or more prioritization rules associated with a food truck lot; one or more food truck lot reservation applications accessible through the one or more vendor's user interfaces, the food truck lot reservation application adapted to receive one or more reservation requests; wherein the controller is adapted to receive the customized rule set from the food truck lot management application; receive one or more reservation requests from the one or more food truck lot reservation applications; and apply the customized rule set to the one or more reservation requests to determine a booking plan. Please note that this patent was transferred as a result of the merger between Best Food Trucks, Inc. and LotMom, Inc. | | | |

*On 9/17/2017, the Patent and Trademark Office issued a non-final denial of certain claims within the patent application. We are currently evaluating the path forward to address the concerns communicated in Patent and Trademark Office's non-final denial, and will be responding to this office action in accordance to our patent attorney's advice.

The company has had standard licenses (as are typically granted in service provider agreements) granted to it from service providers who have worked for the company for the use of intellectual property incorporated into any Company inventions.

The ownership of certain intellectual property developed by third party developers will transfer to the Company upon full payment of any outstanding invoices.

Governmental/Regulatory Approval and Compliance
Food Trucks rely on permitting rules to park in various spots. Though some cities have fairly draconian legislation in this regard, the fast increase in consumer demand is swaying local governments to adopt more food truck-friendly legislation and allowing more places and times to park.

Litigation
None

Other
The Company's principal address is 13488 Maxella Ave #320, Marina Del Rey, CA 90292

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

Generally, the Company intends to use the proceeds from the raise towards its ongoing business operations. However, as a result of its merger with LotMom, the Company has incurred certain debts and liabilities, including the unpaid wages (as described above in our risk factors). The debts and liabilities incurred by the Company as a result of the merger are disclosed below in the debts and liabilities section, and total $102,552.76 as of September 1, 2017. We do anticipate that certain merger debts will be repaid with proceeds from the financing.

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Software Development	40.00%	$1,000.00	39.60%	$99,000.00
Marketing Costs	4.00%	$0.00	10.04%	$25,100.50
General Operations	4.00%	$0.00	10.04%	$25,100.50
Accrued Wages	12.43%	$6,215.93	22.19%	$55,476.00
Repayment of Debt	19.57%	$9,784.07*	7.73%	$19,323.00*
Intermediary Fees	20.00%	$8,000	10.40%	$26,000
Total	**100.00%**	**$25,000**	**100.00%**	**$250,000**

*This amount is subject to the accrual of interest.

————————————————

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Depending upon how well the company is getting traction, if more marketing efforts are needed, or the company needs to hire more developers.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Kevin Davis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO October 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO at Best Food Trucks October 2016-Present
Chief Business Development Officer at HelloTech May 2016-March 2017
CEO and Co-founder at Geekatoo 2010-May 2016

Name
Matt Geller

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CMO/Director September 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CMO at Best Food Trucks August 2017-Present
CMO at LotMoms December 2011-Present

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Kevin Davis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO October 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO at Best Food Trucks October 2016-Present
Chief Business Development Officer at HelloTech May 2016- March 2017
CEO and Co-founder at Geekatoo 2010-May 2016

Name
Matt Geller

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CMO/Director September 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CMO at Best Food Trucks August 2017-Present
CMO at LotMoms December 2011-Present

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in California.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Kevin Davis	Employment Agreement (Confidential information, invention assignment agreement)	October 26, 2016	N/A

George Alexandru-Panait	Employment Agreement (Confidential information, invention assignment agreement)	October 26, 2016	August 1, 2017
Matthew Geller	Employment Agreement (Confidential information, invention assignment agreement)	September 25, 2017	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	10,000,000 Common Stock
Amount outstanding	10,000,000
Voting Rights	Shares of common stock have all voting rights consistent with typical voting stock of a corporation. However, certain shares of common stock are subject to drag-along provisions, whereby they must vote in favor of a change of control approved by those holding a majority of Company stock and the Company Board of Directors.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The common stock will not limit, dilute or qualify the Crowd SAFE units in any way. However, conversion of Crowd SAFE units will lead to dilution of the common stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Dermer Behrendt Law Firm
Amount outstanding	$13,069.49
Interest rate and payment schedule	10% interest. Payable in three installments on the six-month, seven-month, and eight-month anniversary of the date of the merger (final date of payment - 5/25/18) OR in the event that the Company closes an investment of at least $215,000, within five (5) business days after such raise.
Amortization schedule	Simple accrual of interest. Repayment to interest first, then principal.

Describe any collateral or security	Secured by the assets transferred in the merger between LotMom and Best Food Trucks. Generally, the assets include customer lists, software, and a patent application (and rights arising therefrom) for a food truck booking platform. In the event that the debt is not repaid, those assets revert back to the principals of LotMom.
Maturity date	May 25, 2018
Other material terms	The "Amount Outstanding" is as of 9/1/17. The company absorbed this liability in the merger between itself and LotMom, Inc., and has been documented in the merger related transaction documents. There is no other written record of this debt.

Type of debt	Notes
Name of creditor	Kevin Behrendt
Amount outstanding	$6,253.42
Interest rate and payment schedule	10% interest. Payable in three installments on the six-month, seven-month, and eight-month anniversary of the date of the merger (final date of payment - 5/25/18) OR in the event that the Company closes an investment of at least $215,000, within five (5) business days after such raise.
Amortization schedule	Simple accrual of interest. Repayment to interest first, then principal.
Describe any collateral or security	Secured by the assets transferred in the merger between LotMom and Best Food Trucks. Generally, the assets include customer lists, software, and a patent application (and rights arising therefrom) for a food truck booking platform. In the event that the debt is not repaid, those assets revert back to the principals of LotMom.
Maturity date	May 25, 2018
Other material terms	The "Amount Outstanding" is as of 9/1/17. The company absorbed this liability in the merger between itself and LotMom, Inc., and has been documented in the merger related transaction documents. There is no other written record of this debt.

Type of debt	Notes
Name of creditor	Matthew Geller
Amount outstanding	$5,998.06
Interest rate and payment schedule	10% interest. Payable the earlier of the Company (a) closing at least $500,000 of investment, (b) consummating a Change of Control Transaction resulting in proceeds to the Company of at least

	$5,000,000, or (c) earns at least $1,000,000 of net income in any consecutive twelve month period.
Amortization schedule	Simple accrual of interest. Repayment to interest first, then principal.
Describe any collateral or security	None.
Maturity date	The loan has no maturity date, but is due upon the occurrence of a condition precedent that triggers repayment (see above).
Other material terms	The company absorbed this liability in the merger between itself and LotMom, Inc., and has been documented in the merger related transaction documents. There is no other written record of this debt.

Type of debt	Notes
Name of creditor	Matthew Geller
Amount outstanding	$952.00
Interest rate and payment schedule	10% interest. Payable the earlier of the Company (a) closing at least $500,000 of investment, (b) consummating a Change of Control Transaction resulting in proceeds to the Company of at least $5,000,000, or (c) earns at least $1,000,000 of net income in any consecutive twelve month period.
Amortization schedule	Simple accrual of interest. Repayment to interest first, then principal.
Describe any collateral or security	None.
Maturity date	The loan has no maturity date, but is due upon the occurrence of a condition precedent that triggers repayment (see above).
Other material terms	The company absorbed this liability in the merger between itself and LotMom, Inc., and has been documented in the merger related transaction documents. There is no other written record of this debt.

Type of debt	Deferred Compensation
Name of creditor	Daniel Behrendt
Amount outstanding	$4,125.00
Interest rate and payment schedule	No interest rate. Payable in three installments on the six-month, seven-month, and eight-month anniversary of the date of the merger (final date of payment - 5/25/18) OR in the event that the Company closes an investment of at least $215,000, within five (5) business days after such raise.

Amortization schedule	Payment for the balance due only.
Describe any collateral or security	None.
Maturity date	September 25, 2027
Other material terms	The company absorbed this liability in the merger between itself and LotMom, Inc. There is no other written record of this debt, other than merger documentation.

Type of debt	Invoice Payments
Name of creditor	Aoyagi Software
Amount outstanding	$8,150.00
Interest rate and payment schedule	None. Payable in three installments on the six-month, seven-month, and eight-month anniversary of the date of the merger (final date of payment - 5/25/18) OR in the event that the Company closes an investment of at least $215,000, within five (5) business days after such raise.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	May 25, 2018
Other material terms	The company absorbed this liability in the merger between itself and LotMom, Inc. There is no other written record of this debt.

Type of debt	Invoices
Name of creditor	The Product Engine
Amount outstanding	$32,000.00
Interest rate and payment schedule	30%, if balance payable on December 13, 2018. 5%, if balance paid before January 13, 2018.
Amortization schedule	Lump sum payment.
Describe any collateral or security	None
Maturity date	12/13/18
Other material terms	The company absorbed this liability in the merger between itself and LotMom, Inc. There is no other written record of this debt.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	9,600,000*	$96.00	General Operations	October 27, 2016	Rule 4(a)(2) and CA Section 25102(f)
Common Stock	4,200,000	$0.00	The company exchanged 4,200,000 shares of its common stock to consummate a merger with LotMom, Inc.	September 25, 2017	Rule 147(a) and CA Section 25103(h)

* Immediately prior to the merger between the Company and LotMom, Inc., Kevin Davis forfeited 3,800,000 shares of Company Common Stock granted to him in the October 27, 2016 initial Company stock issuance.

Valuation
As the Company is selling SAFE securities, the valuation is not currently set. The Securities do, however, have a valuation cap of $2,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The company recently completed a merger. Immediately following the merger, the company capitalization, which is comprised of 10,000,000 shares of stock, is primarily owned by Kevin Davis (5,650,000 shares) and Matthew Geller (3,150,000).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Kevin Davis	56.5%
Matthew Geller	31.5%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised. The reason that the Purchasers will not own any percentage ownership in the Company is because the Securities being sold are Crowd SAFE (Simplified Agreement for Future Equity) Units that do not convey an ownership interest in the Company but are convertible upon certain events into an ownership interest in the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company is fairly new and pre-launch so there is minimal revenue and minimal startup costs associated with the Company.

The Company plans to achieve positive unit economics through a SaaS offering that is both recurring and high-margin given its software-only nature.

Liquidity and Capital Resources
The Company plans to hire developers and support staff, along with establishing a safe runway of at least a year.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 250,000 of Crowd SAFE (Simple Agreement for Future Equity) Units for up to $250,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 21, 2017 (the "Offering Deadline") to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
$6,000 and 8.0% of the amount raised

Stock, Warrants and Other Compensation
The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.000010 per share, of which 10,000,000 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $2,500,000.00, the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than $2,500,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

The "Safe Price" is equal to $2,500,000.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to

the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company has certain voting agreements in place. Some of the Stock Purchase Agreements entered into between the Company and its stockholders in connection with the LotMom merger include drag-along rights, which provide that stock holders must approve a change of control that is approved by a majority of stockholders and the Company's board.

The Company also has certain shareholder/equity holder agreements in place. The Company's bylaws prohibit transfers of company stock without the consent of the Company. Furthermore, the stock purchase agreements for all stockholders include a right of first refusal in favor of the company. Additionally, those who received stock as a result of the LotMom merger are subject to a right of first refusal in favor of the Company and tag-along rights.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

The Company's bylaws also prohibit any transfers of stock of the Company without the Company's prior approval which may be given or withheld in the sole discretion of the Company.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.

- The Company does not currently has enough capital stock authorized to issue upon the conversion of the Securities as all of the Company's authorized capital stock has been issued. The Company will have to amend its certificate of incorporation to increase the authorized capital stock before being able to issue CF Shadow Series Preferred Stock upon conversion of the Securities.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Matthew Geller
Relationship to the Company	CMO/Director
Total amount of money involved	$7,000.00
Benefits or compensation received by related person	Repayment of a loan made by Geller to LotMom, Inc.
Benefits or compensation received by Company	LotMom, Inc. received capital to operate its business, and the debt for such capital has been absorbed by the Company through merger.
Description of the transaction	Through the merger with LotMom, Inc., the Company absorbed liability of LotMom, Inc., which included assuming the loans made to Matthew Geller who received roughly 31.2% of the Company's stock in the merger.

Intellectual Property

Related Person/Entity	-
Relationship to the Company	-
Total amount of money involved	$0.00
Benefits or compensation received by related person	-
Benefits or compensation received by Company	-
Description of the transaction	As a matter of general disclosure, the Company has worked to secure intellectual property assignment and license agreements from all parties that have contributed intellectual property to the Company.

Conflicts of Interest
The Company is not aware of any conflicts of interest.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Kevin Davis
_____
(Signature)

Kevin Davis
_____
(Name)

CEO, Secretary, President, and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kevin Davis
_____
(Signature)

Kevin Davis
_____
(Name)

CEO/President/Secretary/Director
_____
(Title)

11/21/2017
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Crowd SAFE
Exhibit D	Subscription Agreement
Exhibit E	Investor Pitch Deck
Exhibit F	Webinar Transcript

EXHIBIT A
Financial Statements



Best Food Trucks, Inc.

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2016



BAUER & COMPANY
audit & accounting services

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
Best Food Trucks, Inc.:

We have reviewed the accompanying financial statements of Best Food Trucks, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2016, and the related statements of operations, changes in stockholders' equity and cash flows for the period from October 1, 2016 ("Inception") through December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that Best Food Trucks, Inc. may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should Best Food Trucks, Inc. be unable to continue as a going concern.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
October 16, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com


Best Food Trucks, Inc.
Balance Sheet
December 31, 2016
(unaudited)


Assets

Cash and cash equivalents	$	-
Stock subscriptions receivable		96
Total assets	$	96

Liabilities and Stockholders' Equity

Current liabilities

Accounts payable and accrued expenses	$	-
Total liabilities		-

Stockholders' Equity

Common stock, $0.00001 par value; 10,000,000 shares authorized, 9,600,000 shares issued and outstanding as of December 31, 2016	96
Additional paid-in capital	-
Accumulated deficit	-
Total stockholders' equity	96

Total liabilities and stockholders' equity	$	96

See accompanying notes to the financial statements and the independent accountants' review report.

Best Food Trucks, Inc.
Statement of Operations
For period from Inception (October 6, 2016) through December 31, 2016
(unaudited)

Revenues	$	-
Cost of revenues		-
Gross margin		-
Operating expenses		
Filing fees		500
Domain		2,300
Data entry		880
Total operating expenses		3,680
Loss from operations		(3,680)
Other income		
Gain on forgiveness of debt		3,680
Total other income		3,680
Income (loss) before income taxes		-
Income tax expense		-
Net income (loss)	$	-

See accompanying notes to the financial statements and the independent accountants' review report.

Best Food Trucks, Inc.
Statement of Stockholders' Equity (Deficit)
For period from Inception (October 6, 2016) through December 31, 2016
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances at Inception (October 6, 2016)	-	$ -	$ -	$ -	$ -
Issuance of common stock	9,600,000	96	-	-	96
Net income (loss)	-	-	-	-	-
Balances at December 31, 2016	9,600,000	$ 96	$ -	$ -	$ 96

See accompanying notes to the financial statements and the independent accountants' review report.

Best Food Trucks, Inc.
Statement of Cash Flows
For period from Inception (October 6, 2016) through December 31, 2016
(unaudited)

Cash flows from operating activities:		
Net income (loss)	$	-
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Stock subscriptions receivable		(96)
Net cash used in operating activities		(96)
Cash flows from financing activities:		
Issuance of common stock		96
Net cash provided by financing activities		96
Net increase (decrease) in cash and cash equivalents		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Supplemental disclosure of cash flow information:		
Interest paid during the year	$	-
Income taxes paid during the year	$	-

See accompanying notes to the financial statements and the independent accountants' review report.

Note 1 - Nature of Business

Best Food Trucks, Inc. ("the Company") was incorporated under the laws of the state of Delaware on October 6, 2016.

The Company was formed as a platform for mobile vendors to enhance their customer experience, along with providing unique analytics to help make business decisions for mobile vendors. The Company does not currently operate any mobile food truck lots.

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis. The Company's prospects are subject to the risks and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offering, as well as other risks and uncertainties.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to generate profits and/or obtain financing sufficient to meet current and future obligation. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 3 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable and collectability is reasonably assured. Revenue for services are recognized when delivery has occurred.

Note 3 - Significant Accounting Policies (continued)

Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review
The Company has evaluated subsequent events through the date of the Independent Accountants' Review Report, the date the financial statements were available to be issued.

Recent accounting pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 – Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 – Commitments and Contingencies (continued)

Risk management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 5 – Common Stock

The Company is authorized to issue 10,000,000 shares of $0.00001 par value common stock. On October 27, 2016, the Company issued 9,600,000 common shares, which were still outstanding at December 31, 2016.

The holders of the common stock are entitled to one vote for each share of common stock held of record by such holder on all matters requiring stockholder votes.

Note 6 – Related Party Transactions

In October 2016, the Company issued a note payable to the majority shareholder for $3,680 with a maturity date of October 2018. In December 2016, the majority shareholder forgave the outstanding balance of the note payable. A gain on forgiveness of debt was recorded in the statement of operations for $3,680.

Note 7 – Subsequent Events

On September 25, 2017, the Company entered into a merger agreement with Lotmom, Inc. in which the Company is the surviving entity. As part of the merger agreement, the Company's majority shareholder forfeited 3,800,000 shares of common stock.

As part of the merger agreement, the Company incurred $44,275 in liabilities for accrued and unpaid wages for three service providers of Lotmom, Inc. Two of the service providers with total outstanding balances of $12,275 have agreed that the unpaid wages are to be repaid in three monthly installments in March, April and May of 2018 or if the Company closes an investment of at least $215,000, within five business days after such investment is closed. The remaining service provider has agreed to repayment of $32,000, with an annual interest rate of 30% to be repaid on December 13, 2018, unless repaid by January 13, 2018, where the interest payable would be reduced to 5%.

As part of the merger agreement, the Company incurred four notes payable agreements for a total of $26,525. Two of the notes payable have principal of $14,056, with accrued interest of $5,257. The notes payable have an interest rate of 10%. The notes payable are to be repaid in three monthly installments in March, April and May of 2018 or if the Company closes an investment of at least $215,000, within five business days after such investment is closed. The remaining two notes have principal of $4,277, with accrued interest of $2,935. The notes payable have an interest rate of 10%. The notes payable are to be repaid at the earlier of 1) the Company closing at least $500,000 of investment, 2) consummating a change of control transactions resulting in proceeds to the Company of at least $5,000,000 or 3) earn at least $1,000,000 of net income in any consecutive twelve-month period.

Note 7 – Subsequent Events (continued)

On August 30, 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $250,000 of financial interests through a financing agreement to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

EXHIBIT B
Company Summary



Company: Best Food Trucks

Market: Food trucks

Product: Online platform for food trucks and mobile food vendors

Company Highlights

Best Food Trucks (BFT) provides real-time information about food trucks to customers for an enjoyable dining experience – and making business operations run smoothly for truck owners. No longer do owners need to constantly update social media platforms with their location and menu options or juggle scheduling lots with multiple proprietors. Lots can book, schedule, and manage trucks all on one platform. Truck owners can manage regulatory filings, book events, or stay connected to followers through Twitter and Facebook integration, as well as BFT's consumer-facing platform. And customers can easily get menu information in advance, order ahead, pick-up orders without the lines, and locate their favorite trucks.

- BFT processed over $536,000 of transactions and had 7,700 total bookings between May 2017 and October 2017
- Generated over $33,000 in net revenue in the last six months as of October 2017
- Launched a native app for food trucks for iOS and Android
- BFT CEO Kevin Davis previously founded Geekatoo, an at-home tech support service, which was acquired by HelloTech for $20 million in May 2016
- BFT CMO Matt Geller is the Founding President of the National Food Truck Association
- Acquired food truck lot-booking platform, LotMom, Inc., in September 2017
- Over 750 trucks utilize the BFT platform monthly
- Soft launched a new order-ahead feature in Los Angeles in August 2017, with plans to expand the feature nationwide by Q4 2017; any food truck in any location will be able to sign up for order ahead, and BFT will provide a sign to put in truck windows to inform customers waiting in line about mobile ordering
- Mobile food vending associations in Philadelphia, Atlanta, Houston, Dallas, and New Jersey have committed to push the Best Food Trucks platform to their members
- Anticipates launching an iOS app by January 2018 with improved GPS tracking, mobile notifications, and customer engagement

COMPANY SUMMARY

Opportunity

Food trucks have changed the way many of us dine. Not only are these trucks often creating more creative, niche foods (such as grilled cheese-only or Asian-fusion trucks), but they're also a way to experience such items in an inexpensive way. When it comes to actually seeking out trucks, however, things become complicated. Long lines can create a backup of orders, items can sell out without notice, and trucks, being inherently mobile, might not be in the same location each day. Not only does this create a frustrating customer experience, but it can also hurt food truck sales. Separately, entrepreneurs who want to get into the food truck business are often burdened with low-tech payment options and struggle with marketing and bringing in new business. With Best Food Trucks

(BFT), food truck owners can access an all-in-one option for management of their mobile restaurant while diners gain an easy-to-use locator, menu, and ordering platform.

Furthermore, food trucks aren't just mobile kitchens; they allow restaurateurs and chefs the ability to launch a business at a fraction of the cost of a brick-and-mortar restaurant. According to Inc., a typical restaurant's startup costs can amount to $525,000 or more, depending on location.[i] However, basic startup costs for a food truck can be significantly less, typically amounting to $90,300.[ii]

But it's not just emerging businesses that enjoy the food truck model. Statista forecasts that food trucks will generate about $996 million in revenue by 2020.[iii] Of the 1,000 consumers surveyed for the Ask Your Target Market report, 56% has bought from food trucks at least once, and 42% of those individuals will *likely* become returning customers within the upcoming year. Of the 1,000 respondents, 30% is at least *somewhat likely* to patronize food trucks in the next year. Diners also reported that cost, quality, and taste are most important when it comes to food purchases, with cost taking priority.[iv] The average food truck meal costs $12.40, which is cheaper than the average restaurant meal.[v]

Product

The BFT platform aggregates everything needed for a food truck consumer. By providing real-time information and notifications, consumers can find new trucks and know when their favorite trucks are open in the area. Users can also find information on food truck lots, including a schedule of where each truck will be located.



LA / OC — 5858 Wilshire Blvd., 90036
5900 Wilshire - LACMA
The best selection of food trucks in Los Angeles on a daily basis right next to one of the best museums in LA!
Organized by: Book My Lot



MONTH
WEEK
TRUCKS ATTENDING:
SUNDAY, JULY 30, 2017
10:30 AM – 02:00 PM
comet bbq
Barbecue
Main Squeeze Lemonade
Fresh Juice

Furthermore, BFT offers dynamic, customized menus for individual users from all open food trucks in the area – the customization is based on walking distance, restaurant type, and dietary restrictions and preferences. After users choose the truck and meal they want, they will be able to order ahead through the BFT platform and skip

the line at pickup. The order-ahead feature was soft launched in LA in August 2017, and BFT plans to expand the feature nationwide by Q4 2017.



Images of actual menu items from LA food trucks

BFT allows food truck owners to update their truck location and connect with customers in real time through integrations with multiple social media platforms. With one click, they can immediately update platforms like Twitter, Facebook, and Instagram with information like location, updated menus, and closing times.



Truck owners can also manage their regulatory filings, book events, or communicate with community members for tips and advice. Additionally, BFT will be able to manage takeout orders with its mobile web client or SMS chatbot and help owners find and book available food truck lots. BFT also plans to use its data to create advanced algorithms for location analytics. The algorithms will consider statistics such as total sales per lot and the types of food that sell well in each location.

Product Roadmap

BFT plans to accomplish the following objectives within the next year:



- **Order Ahead:** In August 2017, BFT did a soft launch of the order-ahead feature in Los Angeles. The company expects to roll out the feature nationwide in Q4 by utilizing its relationships with numerous food truck associations.

- **Location Analytics:** BFT expects to gather enough sales data by December 2017 to compile and distribute this information as charts. Its data will be collected from the order-ahead feature, truck vendors, and Twitter statistics.

- **iOS App:** By January 2018, a mobile version of the platform will be available for both consumers and truck vendors to improve user experience with better GPS tracking, mobile notifications, and customer engagement.

Use of Proceeds

If the minimum $25,000 is raised, BFT plans to use $9,784 of the proceeds on repayment of debt. In the recent merger with Lot Moms in September 2017, the company took on a number of outstanding loans from Lot Moms including both accrued wages and outstanding debt. If the maximum $250,000 is raised, BFT plans to use the majority of the proceeds for software development ($99,000) and accrued wages ($55,475). The Company has the discretion to alter the use of proceeds as it deems necessary.



* This amount is subject to the accrual of interest.

Business Model

BFT plans to generate revenue from both customers and vendors.

Customers

BFT soft launched the order-ahead feature in Los Angeles in August 2017 and expects to roll it out nationwide in Q4 2017. Customers have the option of paying a convenience fee of $1.99/order or joining the Foodie Plan for $2.99/month. The convenience fee is deliberately expensive to encourage customers to sign up for the recurring Foodie Plan, which is BFT's primary revenue focus. The Foodie Plan offers unlimited orders with no convenience fees, customized menus, customized SMS alerts, and a rewards program.

Vendors

On the truck vendor side, BFT offers a Pro Account for $99/month that will provide features like location and market analytics, multiplatform posting, chatbot support, enhanced visibility on the BFT platform, and the order-ahead capability. Additionally, Stripe – a collaborating company that allows small businesses to accept payments over the internet – currently charges 2.9% + $0.30 for every order. BFT plans to charge an additional transaction fee on top of that, but both fees, and thus this revenue stream, will vary depending on negotiations with Stripe.

BFT also charges a flat booking fee of $5 every time a truck books a lot through its platform. While lot booking drives the majority of its revenue currently, BFT intends to focus on order-ahead revenue going forward.

HISTORICAL FINANCIALS

BFT processed over $536,000 of transactions between May 2017 and October 2017. The company also had 7,700 total bookings over that same time period. The food truck industry is seasonal with most business taking place around the summer months, thus the bump in revenue and bookings in May and July.

As of October 2017, BFT had spent less than $10,000 on operating expenses, including expenses for a software developer, menu development, the domain, and legal fees.

Between May 2017 and October 2017, BFT has generated over $33,000 in net revenue. Net revenue declined after the summer months due to seasonal factors. Going forward, the company intends to focus on generating revenue from mobile order ahead, location analytics, and transaction fees.

INDUSTRY AND MARKET ANALYSIS

According to the National Restaurant Association, restaurant sales were projected to reach $782.7 billion in 2016.[vi] The typical American spends 12.5% of his or her annual budget, or over $7,000, on food. Over 40% of that accounts for eating out, which includes fast food, take-out, delivery, full-service restaurants, vending machines, and food trucks.[vii] On average, Americans go out to eat 4.5 times per week, spending an average of $36.30 per person for dinner at a restaurant.[viii] Food trucks are significantly cheaper, as an average meal costs approximately $12.40.[ix]

The food truck industry has seen explosive growth since 2008, as food trucks appeal not only to young consumers with disposable income but also to entrepreneurs desiring lower startup costs – the basic startup cost for a food truck is just over $90,000.[x] Today, the food truck sector is considered to be a top-performing segment of the food and service industry. In the U.S., the food truck industry grew at an annual rate of 7.9% from 2011 to 2016 to reach $870 million in revenue in 2016.[xi] The industry is expected to continue growing over the next few years, with revenue projected to reach $996.2 million by 2020.[xii]

The co-owner of Prestige Food Trucks estimated that there are 30,000 to 40,000 trucks operating in the U.S. currently.[xiii] In 2016, Portland had the most food trucks per capita in the U.S., with almost five food trucks per 100,000 people. While Austin had the second most food trucks per capital at just over four food trucks per 100,000 people, the city had the largest growth rate from 2010 to 2016, at more than 600%.[xiv]



Demographically, 43% of food truck revenue comes from consumers between the ages of 25-44, with another 20% from those under 25.[xv] Thus, with a relatively young consumer population, social media websites such as Facebook and Twitter have become an integral part of food truck operations. Many vendors use social media to interact with customers, receive immediate feedback, and post daily updates and locations.

Along with location analytics and lot booking for food trucks, BFT also offers an "order ahead" feature. The mobile order-ahead concept is relatively new, but sales on mobile order-ahead apps are expected to grow at a compound rate of 57% over the next few years to reach $38 billion by 2020. Mobile order-ahead growth will be driven by increased adoption from quick-service restaurants (QSRs), with mobile order-ahead sales projected to generate 10.7% of total QSR sales by 2020.[xvi]

COMPETITORS

Yelp (NYSE: YELP): Founded in 2004, Yelp helps customers find local businesses. Yelp users can search for restaurants and nearby businesses (including food trucks) and see ratings, pictures, and reviews from past patrons. In 2015, Yelp acquired Eat24, a food delivery and pick-up service that is now integrated onto the Yelp platform, allowing customers to order ahead online for pick-up.[xvii] In Q1 2017, Yelp had a monthly average of 26 million unique visitors on its app (on Google Play and the App Store) and 73 million unique visitors on its mobile site. Its market capitalization was $3.57 billion on October 16, 2017. [xviii]

Roaming Hunger: Established in 2009 in West Hollywood, California, Roaming Hunger offers a variety of food truck-related services by leveraging its network of over 10,000 food trucks[xix] in the U.S., Canada, and select European countries.[xx] Its platform allows companies to book food truck catering for companies and events and helps customers find food trucks through its website and mobile apps. Additionally, Roaming Hunger offers brand amplification programs, which allow companies to launch interactive marketing campaigns in custom-designed vehicles with integrated campaign support. It also has an online marketplace to buy, build, lease, or sell food trucks.

FoodTrucksIn.com: Founded in 2013, FoodTrucksIn.com helps the food truck community and customers by providing food truck locations, open times, and upcoming events. It currently lists more than 6,500 food trucks in over 1,300 cities in the U.S. [xxi] The company offers a Pro Member feature for food vendors for $34/month for additional services such as publishing contact information, menus, and future schedules as well as scheduling social media posts and integrating FoodTrucksIn.com widgets onto companies' websites. [xxii]

Street Food Finder: Founded in 2013 and based in Columbus, Ohio, Street Food Finder helps consumers locate food trucks. Its app is available on the web, Google Play, and the App Store. The company is currently focused on Columbus, Ohio, but it has launched beta tests in other select cities.[xxiii]

Food Truck Nearby: Based in Porter Ranch, California, Food Truck Nearby is a free iOS and Android app that allows customers to search for food trucks near their location, order from the menu, and communicate with vendors. Truck vendors can add their menu, prices, business hours, and location, as well as receive mobile orders.

Truckily: Founded in 2012 and headquartered in Kansas City, Missouri, Truckily is a free marketing software platform for food trucks. With Truckily's platform, companies can manage their operations, automatically update their location on multiple social networks, and schedule routes in advance. Truckily's parent company, RTF Logic, received $120,000 in a seed round in 2013 to further build the platform. [xxiv] It is currently in private beta.

EXECUTIVE TEAM



Kevin Davis, CEO and Co-founder: Kevin has a strong technical background with experience in web design and development, building accounting/records-keeping systems, and fundraising and leading startups to market. He is also a former news reporter for an ABC affiliate channel, where he covered military and consumer news, politics, and more. In 2010, he founded Geekatoo, an at-home tech support service, which he led through a $3 million funding round and its acquisition by HelloTech for $20 million in May 2016.



Matt Geller, CMO and Co-founder: Matt is the Co-founder and CEO of the Southern California Mobile Food Vendors Association (MFVA) and is the Founding President of the National Food Truck Association. Under his leadership, the SoCal MFVA has successfully expanded rights and business opportunities for mobile vendors in over 30 jurisdictions in Southern California while working with Health Departments to promote balanced regulations and effective enforcement mechanisms. Matt has assisted over 20 cities in establishing similar associations. He was also the founding partner and executive of Lotmom, Inc., a real-time food truck event and lot booking platform, which was acquired by BFT in July 2017.

Security Type: Crowd SAFE (Simple Agreement for Future Equity)
Round Size: Min: $25,000 Max: $250,000
Valuation Cap: $2,500,000
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd SAFE into shares of a series of non-voting preferred stock, at the price per share of the new preferred stock sold in the equity financing, or at a valuation cap of $2,500,000, whichever results in a lower conversion price. Please refer to the Crowd SAFE Form for a complete description of the terms of the Crowd SAFE, including the conversion provisions.

PRESS

Sherbrook Times (BestFoodTrucks.com): Street Food: Three Scenarios for Improved Visibility
Annenberg Media Center (LotMom): Food Trucks on Miracle Mile

---

[i] https://www.inc.com/articles/201111/business-start-up-costs-restaurant.html
[ii] https://www.uschamberfoundation.org/blog/post/will-regulations-cool-red-hot-food-truck-industry
[iii] https://www.statista.com/statistics/444924/industry-value-us-food-trucks/
[iv] https://aytm.com/blog/daily-survey-results/food-trucks-survey/
[v] http://www.foodtruckhq.com/growth-food-truck-industry/
[vi] https://www.forbes.com/sites/nataliesportelli/2016/08/30/millennials-love-food-trucks-but-stale-laws-are-driving-them-out-of-business/2/#49f2be7e51be
[vii] http://www.businessinsider.com/americans-spending-food-bls-2017-2
[viii] https://www.zagat.com/b/the-state-of-american-dining-in-2016
[ix] http://www.foodtruckhq.com/growth-food-truck-industry/
[x] https://www.uschamberfoundation.org/blog/post/will-regulations-cool-red-hot-food-truck-industry
[xi] https://www.ibisworld.com/industry-trends/specialized-market-research-reports/consumer-goods-services/food-service-drinking-places/food-trucks.html
[xii] https://www.statista.com/statistics/444924/industry-value-us-food-trucks/
[xiii] https://www.fastcasual.com/articles/food-truck-growth-goes-full-throttle/
[xiv] https://www.economist.com/blogs/graphicdetail/2017/05/daily-chart-3
[xv] https://www.uschamberfoundation.org/blog/post/will-regulations-cool-red-hot-food-truck-industry
[xvi] http://www.businessinsider.com/mobile-order-ahead-market-forecasts-adopters-trends-quick-service-restaurants-2016-9
[xvii] https://techcrunch.com/2015/02/10/yelp-gulps-eat24/
[xviii] https://www.bloomberg.com/quote/YELP:US
[xix] https://www.linkedin.com/company-beta/1605962/
[xx] https://roaminghunger.com/food-trucks/
[xxi] https://www.foodtrucksin.com/about-us
[xxii] https://www.foodtrucksin.com/member-benefits
[xxiii] https://play.google.com/store/apps/details?id=com.streetfoodfinder.streetfoodfinderapp&hl=en
[xxiv] http://siliconprairienews.com/2013/06/truckily-closes-seed-round-on-quest-to-connect-food-trucks-with-foodies/

EXHIBIT C
Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.


BEST FOOD TRUCKS INC.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)


THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Best Food Trucks Inc, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $2,500,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a)   **Equity Financing**.

        (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the applicable Conversion Price; or (b) if the pre-money valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the Safe Price (either the Conversion Price or the Safe Price, as applicable, the "**First Financing Price**").

        (ii)   If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

    (b)   **Liquidity Event**.

(i)　　If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Conversion Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)　　If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)　　**Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d)　　**Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)　　CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)　　On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock; and

>   (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means (i) with respect to a conversion pursuant to Section 1(a), the lowest price per share of the securities sold in the Equity Financing; and (ii) with respect to a conversion pursuant to Section 1(b), the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BEST FOOD TRUCKS INC.

By: _____

    Name: Kevin Davis

    Title: CEO

Address: 13488 Maxella Ave, #320

Marina Del Rey, CA 90292

Email: kevin@bestfoodtrucks.com

INVESTOR:

By: _____

    Name:_____

Address:_____

_____

Email:_____

EXHIBIT D
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Best Food Trucks, Inc.
13488 Maxella Ave #320
Marina Del Rey, CA 90292

Ladies and Gentlemen:

The undersigned understands that Best Food Trucks, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000.00 of Crowd SAFE (Simple Agreement for Future Equity) Units (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated October 17, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on November 17, 2017, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) *General.*

    i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) *Information Concerning the Company.*

    i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

    ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

    iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

    iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

    v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

    vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

    vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

    i.   The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

    i.   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

    i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	13488 Maxella Ave #320 Marina Del Rey, CA 90292 Attention: Kevin Davis
with a copy to:	Fallone SV 310 South Harrington Street Raleigh, NC 27614 Attention: John Fallone
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Best Food Trucks, Inc.
By_____ Name: Title:

EXHIBIT E
Investor Pitch Deck

BESTFOODTRUCKS.COM

Find, order ahead, and skip the lines from food trucks near you

Before we begin…

Here are the top 5 takeaways from this deck

- **Order ahead / location analytics / lot booking for food trucks.**

- **Kevin (CEO)** took his last marketplace company **from idea to $20M acquisition**, has a technical background, is a former local ABC reporter.

- **Matt (CMO)** is the president of the National Food Truck association, which creates not only a scalable acquisition channel but also a **unique "unfair advantage"** against competitors.

- **Traction is already at $7K/mo** and growing from lot bookings with 750 trucks signed up nationwide. Order ahead, analytics, and transaction fees will create several more revenue streams.

- **Philadelphia, Atlanta, Houston, Dallas, and New Jersey associations have committed to push our platform to hundreds of trucks to start** to help their members, hence why we're raising money to prepare.



Find, order ahead, and **skip the lines** from local food trucks

---

The food truck industry is in the dark ages when it comes to the user experience.

Hard to locate: Typically letting people know on Twitter, forgetting about other platforms, not updating web schedules

Two long lines: One to order, and one to hear your name called.

Hard to choose: Have to walk around to the different trucks to read each menu (typically without pictures) before deciding

But what if you always knew when and where the trucks were, had one menu which aggregated all menus together, and could order and pickup food without ever waiting in line?

Focus on the food, we'll bring the customers

Social media is the lifeblood of the food truck industry, but it's hard work updating four platforms twice a day

Inconvenient: Customers have to wait around in earshot, and truck owners have to yell out the window for each order

Missing Potential Customers: Most trucks don't have time to post to all social media, and only focus on Twitter and thus don't notify many potential customers

No Metrics: Choosing a location is based on guesswork, both on how many customers and how many competing trucks of the same style will be there





Order
Lobster Roll
$12.95
Cousins Maine Lobster
OPEN NOW until 3pm @ 123 Main St.
Order
Naked Ox Burger
$9.95
Aryeh's Kitchen
Today: 3pm-6pm. 305 45th Ave

SOLUTION

BFT CUSTOMER EXPERIENCE

MOBILE-OPTIMIZED WEBSITE NOW, iOS & ANDROID NEXT

Find, order ahead, and skip the lines from local food trucks. Get real-time locations from local food trucks. Search by cuisine, dietary restriction, protein, or vegan dishes from open trucks to build your own dynamic customizable menu.



Find Trucks
Real-time locations (even if truck isn't signed up yet)



Order Ahead
Skip the line and get an SMS message when ready



Custom Menu
Pulls the best dishes from all trucks into one order-able menu



Get Notified
Let's you know when your favorite truck opens nearby


Order Ahead
Order Ahead
Order Ahead
Order Ahead
Order Ahead
Order Ahead
Order Ahead
Order Ahead
Order Ahead
Order Ahead
Order Ahead
Order Ahead
Order Ahead
Order Ahead
Order Ahead
Order Ahead

*<— Not stock photo, this is **real food** from **real LA trucks***

Dynamic menus custom-built for each user

No more checking Twitter for locations, or digging through restaurant profiles to find menus or pictures of food.

We put together a customized menu for each user based upon walking distance, dietary restrictions, protein preference, and restaurant type. Then **we take a few dishes from each truck and combine them into one aggregated menu that updates by the minute**, along with exclusive photos by professional photographers.

Want to only see seafood plates open tonight within walking distance? What about showing not only vegan trucks, but vegan dishes within non-vegan trucks? Gluten-free Asian-Fusion open tonight?

Whatever you pick, you won't have to wait in line!

6

SOLUTION

BFT TRUCK EXPERIENCE

Social media is the lifeblood of letting customers know about your amazing food, so let us do the heavy lifting. We'll auto-post to all platforms so you have more time prepping. No more yelling out the window… we'll send an SMS to your customers when their food is ready. Plus, we'll use advanced algorithms to tell you where and when the best spots are to setup based upon exclusive historical order data, and we'll make sure you're not the 3rd fish taco truck on the same block.





Verizon
10:45 PM
bestfoodtrucks.com
87%
Search..
The Pacman Burger $8.00
What is it? It is the EVERYTHING BURGER MASH-UP. Both salsas! ALL three meats! Sesame mayo! Salad! Jack and cheddar cheeses! And a case of the munchies.
Food Type: Entree
Protein: Chicken, Beef, Pork
Picture Quality: Best Of (Photos)

Multi-platform Location Update

Post once, push to BFT / Twitter / Instagram / Facebook / Pinterest



Manage Takeout Orders

Use either our mobile web client or our SMS chatbot to enable orders without the need for a smartphone



Location Analytics

We'll tell you what unoccupied locations are best based upon historical aggregated order data across the entire market



Book Lots

Find and book lots exclusive to BFT, see aggregated sales history for each lot, and ensure trucks are using metrics to pick optimal locations

...and Twitter / Facebook / Instagram...
Update all social media platforms with a random high quality picture, map link, and dish description to keep your social media content fresh

...which updates BFT Menus...
BFT will turn your order ahead status to LIVE, update your menu, and will appear both on the site and daily emailed menus

First, truck books lot on BFT...
Browse locations near you that we've pre-negotiated a price for, or post your own location.



Post Once, Push Everywhere

...and texts followers...
Foodie Plan members who are following your truck will receive an SMS notifying them you're open, and can respond to the SMS to place an order ahead of time

...with only one click!
All this functionality just by pasting an address and hitting submit! No more posting to multiple social media platforms every single shift, or only Twitter and missing out on customers

Notify Closing / Out of Stock
Let your customers know instantly if you need to 86 an item, or if you've run out of stock for the day before they make the trip out and get upset you're not there

Competitor Analysis

We are not a delivery company. We are order ahead, like the Starbucks app.

	Uber Eats	Yelp	Roaming Hunger	BFT
Accurate Real-time Locations	✖	✖	✖*	✔
Order Ahead / Takeout	✖	✔	✖	✔
Dynamic Menus	✖	✖	✖	✔
Post Once / Push Everywhere	✖	✖	✖	✔
Catering Booking Platform	✖	✖	✔	✔
Truck Location Suggestion Engine	✖	✖	✖	✔

Our intent is not to compete with food delivery companies. Typical use case would be those at a music festival, business park, metro, or office workers looking to order ahead and skip the lines.
*Roaming Hunger puts location data up that is typically wildly inaccurate based upon stale truck schedules

BESTFOODTRUCKS.COM

Truck Acquisition Strategy (1st)

Utilizing Matt's (CMO) Advantage



Matt is the President of the National Food Truck Association (NFTA), helped spin up 19 of the 21 regional associations, and is the foremost expert on food trucks in the nation.*

As a result, **Philadelphia, Atlanta, Houston, Dallas, and New Jersey are ready to push order ahead and analytics** to all their members with more coming soon.

*Google "food trucks matt geller" and go to news, for example: http://www.npr.org/sections/thesalt/2012/02/27/147497849/when-food-truck-horns-meet-wedding-bells
https://www.nytimes.com/2014/05/28/dining/blaring-the-horn-for-food-trucks.html

Truck Acquisition Strategy (2nd)

Language algorithm figures out new location tweet posts, BFT server re-posts location with signup CTA to truck

We pre-build Truck Profiles
Internal team rapidly building menus, profiles & Twitter / Instagram info into BFT Database

BFT Server checks every 5 min for new location tweets
10 separate language algorithms to extract streets, intersections, start times, end times, & dates

Trucks get reminded every time they post to signup for BFT
Link directs truck to landing page with pre-built profile to claim (to reduce signup friction) + 3 mo. free trial









Trucks Post Location Tweets
"Doors up 5th & Broadway 'till 3pm, then 7-10pm at Centennial Park"

BFT Server Auto-Reposts Location w/ @mention
".@GrlldCheeserie #foodtruck is at 5th & Broadway from 12:30-3PM, order ahead status: NOT YET (bftguide.com/signup)"

Signup + Truck Kit Shipped
Truck signs up $99/mo, enables takeout, updates pre-build menu, we ship Truck Kit containing menu stickers

Customer Acquisition Strategy

By offering free meals to new customers, we are incentivizing trucks to push BFT to their customers

BFT Ships Kit to Truck

Kit contains stickers to put on menu with order URL and "FIRST MEAL FREE" text



Trucks Push BFT to Customers

We're effectively paying for people to eat at the truck



5 months to Cohort Profitability

$2.99 x 5mo x 70% ret. = ~$10 (which pays for the free meal)

(back of the napkin math)











Free Meal for Plan Signup

Customers who enroll in $2.99/mo plan get free meal up to $10

70% Min. Retention Goal

Some will cancel initially, most will stay for unlimited orders without fees + customized menu + notifications, goal is higher %

Net Profit Afterwards

All cohort plan revenue after 5 mo. is net & recurring

BESTFOODTRUCKS.COM

Monetization

Focusing on recurring revenue instead of transactional, with Foodie Plans and Pro Accounts being the primary focus.

On the customer side, Foodie Plans are the primary focus, for which we will throw in a free meal (up to $10) to incentivize adoption (Instacart's subscription vs. one-time fee model is a nice corollary). Since we're paying for free meals, trucks are incentivized to push us to their customers if we're paying them to eat at the truck.

On the truck side, we'll focus on $99/mo Pro accounts that offer takeout, location analytics, Push Once Post Everywhere, market / differentiation analytics, chatbot support.

1 — **$2.99/MO FOODIE PLAN**

Like Instacart, signing up for the foodie plan means unlimited orders with no convenience fee, customized menus, favorite truck SMS alerts, rewards program.

2 — **$99/MO TRUCK PRO ACCOUNT**

Free 3-month trial, then $99/mo which offers order ahead capability, multi-platform posting, analytics on what locations are profitable, enhanced visibility on BFT

3 — **3.2% + 30c ORDER TRANSACTION FEE**

Extra above Stripe's 2.9% + 30c so we make money on every transaction. At volume, negotiation with Stripe to lower 2.9% will increase this revenue stream

4 — **$1.99 CONVENIENCE FEE**

Intentionally expensive to "decoy price" customers into signing up for the recurring foodie plan. Same as Ticketmaster or Fandango, people will pay to not wait in line.

5 — **LOT BOOKING FEE**

Continuing from LotMom which merged into BFT, Trucks can book lots with pre-negotiated prices, for which we charge a flat booking fee.

BESTFOODTRUCKS.COM

13



Market Size*

- **4,000+** active trucks in 2012

- **$290,556** average annual revenue per truck

- **$1.2B** U.S. annual food truck revenue

*https://mobile-cuisine.com/trends/2015-food-truck-industry-statistics-show-worth-of-1-2b/

Team

Experience in building & selling a company, and expertise in food trucks nationwide





KEVIN DAVIS

CEO & CO-FOUNDER
SOLD LAST CO. FOR $20M+

MATT GELLER

CMO & CO-FOUNDER
PRES. OF NAT'L FOOD TRUCK ASSC.

EXHIBIT F
Webinar Transcript

Bill Clark:	Hey everyone, my name is Bill Clark. I'm the CEO of MicroVentures, thanks for joining us today. We are ... Sorry, I'm also the COO of First Democracy VC, which is a partnership with Indiegogo for our funding portal. And this offering is being done through our funding portal.
	We're here with Kevin Davis, who is the CEO and Founder of Best Food Trucks. And he's going to go over the pitch stack. Then we're going to do a Q&A. During the Q&A all you have to do is submit a question through GoToWebinar, it'll come directly to me, and then I will ask those to Kevin at the end. So, feel free to send it at any point in time. I will address those.
	To date, we've raised $19,000 from 70 investors. And love to have you be a part of it. With that, I'm going to turn it over to Kevin, and let him introduce himself. And talk a little bit about Best Food Trucks.
Kevin Davis:	Awesome. Thank you. Yeah, thank you so much. Yeah, my name is Kevin Davis. I'm the CEO and co-founder of Best Food Trucks. We're trying to tackle this large problem for business parks, for office buildings, music festivals like Coachella. Basically, anywhere where there are food trucks and people are just tired of waiting in that first line to get your food, waiting in the second line to hear your name to be called, and for these trucks, it's just this crazy, crazy thing where it's a multi billion dollar industry that has no metrics when they decide to set up shop in different locations.
	So, the high level of what we're trying to tackle, to basically find order head and skip the line from food trucks near you. Before we begin, here our are top five take aways just to cut right to the meat. It's order ahead, location analytics, and IoT booking for food trucks. I think I just went through that.
	My last company ... So, I actually had a company before this that was a marketplace. We took from an idea to a $20 million dollar acquisition. I have a technical background, and a [inaudible 00:02:06] from story. I'm a former local ABC News reporter, local, not the nationwide.
	I do have experience taking a company from the very beginning to scaling nationwide, to selling it. So, at least this is not my first rodeo. My co-founder is just like the number one person when it comes to food trucks, almost in the country I would argue. He started the National Food Truck Association, the 19 of the 21 regionals. So, if you're in a city and you have food trucks near you, there's a high probability that Matt was very responsible or instrumental in kind of spinning up that food truck economy, helping the trucks understanding the regulations.
	So, kind of like with Uber and Travis, where you add something that there was regulations that kind of helped us at the beginning. But then it started to turn

the tide, but they had that expertise. Matt is just a crazy, awesome addition. And honestly, the number one person I'd pick for a co-founder. So, enough about Matt.

So, for traction ... Actually, technically, that's correct. We're doing $7,000 a month in like example, during the summer. But, we've actually processed about half a million dollars in the last six months just from lot bookings alone. So, this order ahead is something that we've launched now, that can just be a new revenue model. But, for a seed stage company to be processing half a million in six months, kind of before the first money in, I think is pretty good.

And lastly, that we have five associations that are committed to push our platform out. As we test this order ahead released in Los Angeles, part of why we're raising money is just to get this out to as many cities as possible because they are just clamoring for the ability for their trucks to do ... Not have to lose customers anymore because of those people waiting in line.

So, this is kind of the five top take aways. So, find, order ahead, skip the lines from local food trucks as we said before. I think, probably, if you've used a food truck before you've had this same thing, same issue. That they're hard to locate, so if you like that one food truck, you don't know where it's going to be the next time unless maybe you follow them on Twitter.

For example, on Yelp or other places, it's just kind of a question mark when you see the location, which is crazy. Then you have the two long lines. It's like the first one to order, then you have to wait around for your name to be called. We wanted that same convenience that you have with Starbucks, where you can order from your app, you know where the Starbucks is. But you just don't want to wait in that line, and you just want to have it ready. You swing by, pick it up, and then that's it.

Honestly, for business part employees it's huge because when you're talking about, you have an hour wait, so you have an hour lunch hour. And you're spending half of that in a line because everybody crowds that line at 12:01, I think this is a huge way just to allow people to take back their lunch hour, rather than give it up to this inconvenient user experience.

Lastly, hard to choose, if you've ever been to a food truck lot where there is like five or eight trucks, or however many, you probably do the same dance that I do. It's like you walk to the first one, then the next one, then the next one. Half of them have photos, you're not really sure. Then, you don't really have a good way to see everything at once. So, we're solving that issue.

For the trucks, focus on the food, we'll bring the customers. I mean, these people are amazing at what they do when it comes to food. But, having a lot of experience now, talking to trucks, and with Matt's input, they are not the most technical people sometimes. Or they just want to focus on the food. They don't want to worry about doing social media, or they have three locations and four social media platforms, posting 12 times a day.

For them, I think we're really just trying to solve, especially the missing potential customers. If somebody walks by, there's a great truck and they're everything right but there's 20 people in line, they will walk to the next truck.

A random story, there's one of the most well known truck in LA is called Kogi. I'm ashamed that I have not eaten there yet, but every time that I've tried to go there, there's just a giant line. They're definitely some people that we're reaching out to, but I know that very well that if there's 20 people it's just not worth it for me to stay there. So, we want to make sure these trucks don't lose those customers anymore. It's a huge issue for them.

Lastly, just no metrics. It's insane how these trucks are basically guessing at some point. I mean, they have some sort of, this lot was good for me for the last couple weeks or whatever. But, they don't have any sort of comparison metrics as to how that lot does better for other locations in the city. Maybe there's other locations that are better for their kinds of food. It's really interesting.

But, without getting too much into detail, you might have vegan food that will just kill it on one side of the sitting. But that, at another location, they might ... Trucks might average 80 - 100 orders a day. But a vegan truck parks up, and it's like 15. Rather than ... Especially new trucks. We don't want them to have to go through that trial and error for months, to years, to even figure out what the best is.

We just want to, they make their food, they launch. Then we can give them the metrics to actually power those business decisions. It's just crazy how a multi billion dollar industry has ... It's just guessing when it comes to where they parked.

So, the solution is that this is the customer experience, the mobile optimized website. Now, we will have an IOS and Android, but mainly it's the website. We felt like having a domain name like bestfoodtrucks.com, that's a pretty good for SEO. We haven't spent any money, and we already show up on the first page for organic search results for a lot of best food trucks, for cities. I think we just wanted to get, to start on web, then at some point we will do OS.

But, where you can find trucks, you can order ahead. As we've gone through custom menu, which I'll get to in a second. And then get notified, so if you really like a truck, you can get a text message or eventually an app notification in case it's opening up in your area. Or, mostly likely, if you are at a business partner somewhere, where you have the same lobby of different trucks you can get notified, these are the trucks that are here this day. Here's the photos of the menu.

Just, getting a little bit more just connectedness between the trucks and you. So there's not this kind of guessing game. If you're at an office that has food trucks, you probably heard the same question, anybody know what the trucks are outside. You want to kind of get people to stop asking the question, actually see the food and not have that risk of I don't want to risk it, I don't know what the traffic is outside.

One thing that's kind of a ... We like to focus on is building a dynamic menu. Where ... When I go on Yelp, or go onto [inaudible 00:09:25], I have having to ... I want to look at the food. Right now, it means I have to go to the listing, then I find the restaurant, and then in the restaurant most likely I have to click on a photos page. Then I go to the photos and I'm seeing kind of random stuff from all around. If you use Yelp, you probably do this exact same thing.

We want to do something different, where we almost take away those two clicks, and put everything into one menu. So, let's say there's eight trucks in a line. We'll pick kind of either featured items, of whatever the truck wants featured. Or an example of an entree or an appetizer, and put them into one menu so that you get a sense of ... You get one place where you can actually order from, and it combines everything from all the traffic.

So, back to the point where I was saying that there's this dance, that you go up to each drop, you have to see what it is. Now, you get one menu that has pictures of all the delicious food that's near you, and you can just basically order from that. Rather than having to click on each restaurant, or each truck, see what it is. And click on the next one, and click on the next one. That was just a huge pain point that I've had personally with a lot of other food ordering asks. We wanted to make sure we saw that on this one.

So, for the truck experience, social media is the life blood of letting customers know about your amazing food. If anyone has seen Chef, for example, that movie with Jon Favreau. They were able to kind of go across the country and set up in different spots.

The only way to get people out was mainly through Twitter and social media. But, when you actually look at what it takes to do that, I mean, you have two to three locations a day. A lot of them are posting on Twitter, but they'll either forget about Instagram or Facebook, or other places where there are absolutely customers that they could be reaching. But, they don't want to just have ... They need to set up their kitchen, they're on the rush. They don't want to set up all that stuff.

So, we'll have multi-platform location updates. So, when you actually say you're live on Best Food Trucks it'll post to all the different social media channels with an order head link that just makes it way easier to promote. And to get them a call to action because before it'd be like, "Hey, we set up shop at this address." Now, as part of that, you will be able to see an order ahead link so you can actually click it, you order and you start to see 10 minutes, oh it's ready.

It's just a lot better user experience, and a call to action. Whereas before it was just, "Hey, there's something." Now you have to head out, and actually order. Manage take up orders, so, you know you just do it from ... I have a native app on the truck side or the web native ... Sorry, responsive web. So, if you want to use a website that's fine, if you want to use a native app or IOS for Android, that's fine too. We'll update you with SMS as the orders come in.

For location analytics, this is what we were saying. We are starting to use the order ... The data that we get to put together a picture of, like I said, if it's on a Wednesday than Indian food does well here. If it's on a Friday, this place here, or out of all the available lots that are still available, this is where you park given that sort of orbits for that.

Then, lastly, book lots. That's kind of the existing business that we have. We're already nationwide with that, I think we have most of the major food truck cities are using our platform for when trucks want to book.

So, not only can you do the multi-platforms locations update, the take out orders, but this is actually the main platform now of how trucks actually book to set up shop. So, if you see trucks outside of ... Lock my ear, for example in LA or in other cities for these large lots, mostly likely they're using our platform to actually book those lots with the organizer that sets those up.

Just for the post once, push everywhere, a little bit more about ... There's so many different channels. So many places where you're trying to get the word out. So, you just post once on Best Food Trucks. Hit update your menus, update your Twitter, Facebook, [inaudible 00:13:33] eventually it'll text your followers. With only one click you can 86 an item and it'll instantly take off that items from the order ahead.

So, it's just one easy way that as your shift is going and stuff is crazy, and you're trying to make food as fast as you can, it's very easy for you to make sure your social media, your public presence is updated, that it's live, that you can take orders. Or especially at the moment you can run out of food, you can take that specific one out.

Competitor analysis. So, Uber Eats, Yelp, and Roaming Hunger I think are some of the bigger ones for us. But, Uber Eats is kind of like its own animal. They are leveraging their network of drivers to do delivery, which is a different use case. We're not into this where we want to get food trucked, and we just deliver that food to you.

We want to take kind of like the Starbucks, the order ahead app. That's not meant to deliver a cup of coffee to your office. But, what's that's meant to do and it's hugely, insanely popular, is the use case where I have an hour lunch, I don't want to wait in line. I'm at a conference, like a tech conference, or anything else where you have food trucks here.

But, it's a conference so you're going to have like 50 people in line. And that's an hour and half how you could be spending, talking to other people. It's like that in person, you either know where it is, or you know the general area, or you like a truck you want to follow it. But, you actually want to get out.

And one of the advantages of that, like said, that's different from Uber Eats, and from Yelp, or honestly any of the delivery services, catering or anything. Is the way I look at it is like the french fry rule.

So, if you get delivery from Uber Eats or anywhere, and you get it to your office, there's no way you can get a french fry that is fresh. By the time it gets to you, it's going to be soggy, it's going to be leuk warm.

I've used numerous solutions I'm not going to name. We kept switching between ... I don't know if it's the same thing as you guys, but we kept switching between a lot of different catering and other stuff for our office, we had the two - three days catering and we just kept switching because it's like every good that came, I'd order a salmon and it was not even warm by the time I got it. It was just kind of a sale experience.

Where, when I have a food truck it's parked outside your office. Especially if you can get it, it's easy, you see what the menu is, and you can order without wasting an hour in line. That is the freshest possible food that you can get because it's literally like a mobile kitchen, with professional chef that is ... It might be 50 feet from your front door of your office. That is the best way to get the freshest possible, you know, the most delicious food.

That's not what Uber Eats, or Yelp, or anybody else is going to do in terms of delivery. For Roaming Hunger, I put them on here, but we almost think of them as complimentary. They're very focused on the catering booking. So, they make their money off the catering module, but they do have a lot of SEL presence. So, if you Google food trucks across the country, you'll see a lot of Roaming Hunger links.

But, I think that's going to be one where we can find ways to work together. Like I said, there are more on the catering side. So, the truck acquisition, how we get trucks. If we were kind of starting this out, where let's say I was doing this by myself, it would be very hard trying to go and get all the trucks onto the platform. Just almost fighting it one by one basis and trying to convince him that we're legitimate.

With Matt on board, it's a breeze. Here in LA, when we've been trying to get trucks to its beta tested. I just kind of say, "Hey, Matt, can you get a couple in?" And we have emails immediately after that because Matt spent so long helping these trucks evangelizing for them. And a lot of them owe him favors, where it's just insanely helpful having him.

Now, to reach out to the trucks for example, where we were saying before, there is association that are already ... They are ready to use our product. They're just waiting for us to finish it, to get the order head a little more at scale here. And then, they want to push it as quick as possible to a lot of the trucks.

So, yeah. Basically, we already have the existing relationships with most of the organizations across the country that food trucks belong to. So, getting those trucks on I think should be ... And it has been as we've been doing this, relatively easy, whether than having to fight that battle is to convince him that we're legitimate. The other side, besides that, we have this strategy to ... We have a Twitter algorithm so that as trucks are posting locations across the country, we have something that will parse their language and extract the locations sets. Even if it's a tough on, like Kogi sometimes posts two locations in the same tweet, from two different trucks.

But, we've kind of tuned it so that it doe very well to actually extract each one as the second one. But, what's nice about this is that we can just basically run this kind of like fire and forget. It just keeps going, it gets the ... Anytime somebody tweets, it'll repost that location, kind of helping to market them in their local market.

And I'll have a little link that says, "Status, they're not taking take out orders because they're not live yet." It gives them a chance to basically see, somebody mentioned me but they're saying I don't have take out from this. What's this platform? Then they can check it out. And that will do it every time they tweet a location.

Its nice kind of automated way to really get the rest of the trucks that aren't either don't belong to associations, or their kind of lone wolfs, and get them on. This is kind of like a second strategy in which we can get these trucks on. And be very automated scalable way.

For the customers, the goal is the trucks ... Once we give them this option, they can actually market it to their customers. If they put up a sandwich board outside, if it's knock in's, if it's a card that they kind of distribute with the meal when they give it to them. Because we have a reoccurring theme, I'll get to monetization in a bit. We are willing to subsidize the first meal if they enroll in this kind of small reoccurring plan, which I'll get to.

But, basically we're going to subsidize the customers favorite truck. If the truck kind of puts an ad up, or a sticker on their window, sandwich board outside that says, "Hey, skip the line, order here." If we're paying $5 a meal or $10 a meal, or whatever it is, it's basically where's paying customers? Paying customers actually eat at the truck.

We think that the trucks will be highly incentivized to funnel these customers through, somehow, if we're given that subsidy. Then, on the tail end, we'll be making money on that because it's a printed plan, which I'll get to in a second.

For monetization, this will probably make this a lot clearer. Imagine on Instacart, if you've ever used that or a [inaudible 00:20:48] platform where there's one option where you get a convenience fee per order. Same thing goes kind of like that, where every time you do a movie ticket, you have to pay that. I think it's $1.50.

Instacart you have, you're going to have to pay a decently expensive convenience fee, or if you enroll in our plan, then you get $15 a month, correct me if I'm wrong, but you get unlimited deliveries for that same price. So, it's kind of the same thing. So, if you're in a business park and you're getting food trucks outside every day, this is ... Either it's a $1.99 convenience fee, which is definitely expensive. It's intentionally that way to decoy price them into ... So, it's $2 today, or $3 a month, and I get the same price of the truck. I get favorite truck SMS alerts, rewards programs, customized menu's. And that's ... Also, we will subsidize that first meal to even help them.

The nice thing about that is getting the reoccurring on the customer side, verses transactional is much better in the long run. It's much better revenue. People either love it, and they'll use it. We don't want them to forget about us, but, we just know that that reoccurring element is a lot more stable. On the truck pro account, we're thinking $99 a month. Which, that's where it's going to be the multi-platform posting, analytics, and all kind of the extra features that we've been going through beyond order ahead. Which, order ahead and self will be kind of up free.

Right now, we're thinking about an order transaction fee for every transaction. It should be fairly cheap, we want to keep it kind of competitive. But, we do want something that a tiny take on the orders that go through.

So far, the trucks that we've talked to are definitely okay with having on a per transaction fee. We've seen competitors go as high as 15%. We don't want to go anywhere close to that, but, we do want to make money per transaction.

Then, lastly, the lot booking fee. Like I said, that's how we processed half a million in the last six months. Whereas you book ... So, a truck might book a lot. The truck will pay, let's say $50, we take $5 from that, the organizer gets $45. But, to power that process we will ... That's how we get those lot booking piece.

Market size, I have to put on this just 4,000 active trucks in 2015. $290,000 is the gross for each of the truck. So, $1.2 billion US annual food truck revenue. That is one study, I would go out and look at a couple different links. I think it's a little bit hard just to see exactly what the market size. But, I want to make sure that we're from the study that we have on hand, it's a $1.2 billion US annual food truck revenue. But, this doesn't even count farmers markets, it doesn't pop up restaurants. And a lot of different things that are mobile vending, that doesn't really get factored into this.

But, specifically for food trucks, that's somewhere in the neighborhood. But, the combined total we think is of all the different verticals that can eventually be solved by [inaudible 00:23:59] people. So, the team, like I said, Kevin Davis, that's me. I sold my last company for $20 million.

Matt Geller is the CMO and co-founder. Like I said, he's the President of the National Food Truck Association. Or head of the [inaudible 00:24:15] food vending, just crazy awesome in the food truck space.

Yeah. I think that's basically it. Just, mainly, I think to summarize I think for every ... We're trying to get a food truck in front of every business park, every office building, every music festival, every tech conference.

And then, empower these people. Not only the businesses themselves to make better decisions about their company, and actually have metrics to be able to know where they should park. And then, for the customers, like for these people that are wasting half of their lunch every day, but they love the food because it's freshly made. It's right outside.

It's to allow them to take back their lunch, and just order ahead at 11:45 or enjoy themselves. Like, talk with their friends, or just relax for 15 minutes and then go pick it up when it's ready. So, we think this is a huge ... This is a problem. This is an everyday problem. This is something that is only going to grow as ... I mean, when you think about it, that it costs a half a million or let's say $250 - $500K to start a normal brick and mortar restaurant. It takes a fraction of that to start a food truck.

That's ... It has connotations kind of for the future, where anybody who wants to start a restaurant, would you chose a half a million, or would you chose $75K to start it? Get some success, find out where your customers are, and even go around to different places in the city, where you start to see where your people sell. And then, maybe once you get success, and you find that proof, that's where you set up a brick and mortar shop and you do really well.

But, it's insane how, also, that these restaurants, they don't have any sort of build set up shop. And then they're like, I hope my food does well. Where's the food truck?

It's almost like Amazon web services, or any Cloud hosting was for start ups. Is that once you kind of lower the barrier to entry, it allowed a lot more start ups to open up, to find success early. And that's probably why the bigger start ups today exist is because another company came along, lowered the barrier entry. And make it easier for everybody, so that it was easier to find success early on.

Yeah, my name is Kevin Davis once again. CEO and co-founder of bestfoodtrucks.com, and i can open up for questions.

Bill Clark: Thanks Kevin, I appreciate it. So, thanks everyone for listening. We're now going to move onto to the Q&A section. So, if you have any questions, submit them through GoToWebinar and I will ask them.

I do have a few to get started. So, the first one is, what are some of the insights you've noticed from consumers, or food truck operators that you didn't know at the beginning of the launch of the company?

Kevin Davis: That's a good question. I think, at least on the truck side, maybe I should have known this better that they're not ... You know, adopting new technology is always tough. One of the stories that I learned later, that really helped us as to how we think about the company is how food trucks came to use Square. Or any kind of mobile point of sale, or anything like that.

You know, you had eight trucks that were mainly taking cash. Some of these, I don't know if they were taxable or not, or what they were doing with their taxes. But, it was just easier not having to set up all this technology on the side. And then, what happened was you would have somebody that would ... Like, one or two of the trucks would set it up, then you'd go there with ... You'd say, "Hey, I have my card. Can I order something?"

No, I'm sorry, don't take it. But, the next truck does. And they start to see all their business kind of go towards the trucks that had better customer experience. That's kind of how it spread was because they had to join the revolution. But, they had to join the betterment of the customer use case or how they used the products.

Or else, they were doing to get left to the side. I think one of the things I learned about the trucks, is they're not really ... They don't like to use new technology. But given the choice between I have to learn this new thing, or I'm going to lose out on the customers, they will always chose the customers over that. But, it was just a very interesting story of seeing how they kind of adopted Square, which was this huge thing for them to do. But, they did it because obviously their bottom line, and they wanted to make sure that they didn't lose any customers.

Bill Clark: Okay. Great. Thank you. Next question is, what have you learned from your past experiences with Geekatoo that you can use, or are already using with Best Food Trucks to take it to the next level?

Kevin Davis: Yes. I learned a lot in my last company, we were scrappy. We didn't raise that much money, and we had a nationwide presence. Not even just in the metros. Like, every major city in most [inaudible 00:29:35] areas, we had an overseas call center.

So, we really learned how to not only scale, but do it as cheaply as possible and really just to, like I said, be scrappy. So, one of the main things I learned with Geekatoo is there's kind of this traditional model where some investors will want you to say, "Hey, take one market, get it spinning, and then maybe move onto the next one once you have success and do it that way.

With our last company, we got that a lot. And we said, "No. That's not what we're going to do, we're going to try to find a way to do it kind of big in the beginning and find a way to kind of supply or have the supply as the demand came in.

I think with my last company, it's how to take the limited resources that you have as a C-stage start up. Do the absolute most with it. Automate, scale, do everything possible to use technology to solve these issues rather than building out a whole sales team before you're ready, or just making sure that it's a technology solution that scales. Rather than a personal solution that then you're having to hire and do all that.

Yeah, a lot of lessons apply to what we're doing with food trucks, where Matt's relationships with the trucks. We're finding as we roll this out to the trucks, we constantly putting together kind of guides and user [inaudible 00:31:04]. And how would we take this model in LA, and actually send it out to everybody? And have them be able to use it, without us having to go and have a local office in every city.

From my last company, I think that I'm going to take into this one what we learned last time. Find those ways to automate and scale and every process that you can, don't necessarily limit yourself to one market. Limit yourself to one strategy that you are going to focus on, that is a scalable strategy, that is something that can not limit you in the beginning, that you can get traction, you can get scale pretty quickly. I would say that's probably the biggest learning from my last company.

Also, by the way, taking a company from the beginning to the whole MNA process alone, it's like you're playing a season of football. I guess because it's Superbowl and then they switch it out with a different sport, like basketball. Having been through MNA process myself, I am a lot more just ... A lot more seasoned now in terms of being able to kind of know what it takes to get a company sold, to go through the process. To [inaudible 00:32:16] local buyers, and all that.

So, actually finding and executing on that exit strategy, I think I'm a lot better now than I was before.

Bill Clark: Great. Thank you. This is the last question for right now, unless any others come in. Do you plan on applying for any incubators like 500, Techstars, Y Combinator.

Kevin Davis:	Yeah.
Bill Clark:	[crosstalk 00:32:41] if you have or anything, you can say it, but if you're in the process let's just keep it general because it's kind of like [crosstalk 00:32:52].
Kevin Davis:	Exactly. I mean, put it this way, to get to the point. I'm open to that. But, without trying to project anything, you know, like saying [inaudible 00:33:00] this or that. I'm always open.
	Let's put it this way, with my last company, with Geekatoo, we went through 500 start ups. Amazing program. It's just one of the best professional experiences of my life. So, I've had very good experiences with accelerators before. So, maybe that's the best way I can answer that.
Bill Clark:	Okay. Great. Well, Kevin thank you very much. And investors, thank you as well. If you missed any of this, you can listen to it. We are recording it, so we will put it up on the side.
	Also, if you have any questions that you think of after this, or if you're watching this and have a question, you can go to the discussion board on the Best Food Trucks offering page and ask a question. And it goes to Kevin, and then he'll respond. Once he does, you'll get a notification. You can do that at any time.
	Again, I said at the beginning we've raised $19,000 goal. The minimum goal is $50,000 so there's a little bit of a ways to go to get that. But, we're definitely moving in the right direction. There's 70 investors that have participated about to have everyone on this call invest, if they feel inclined to.
	Kevin, do you have any last words to say before we let everyone go and [crosstalk 00:34:23].
Kevin Davis:	Yeah. Just a general thank you very much. I know it's in the morning for some of us, but thank you so much for listening. I really appreciate you guys who are listening, taking the time to hear us out.
Bill Clark:	Great. Thanks Kevin, and thank you everyone else. Have a great rest of the day. Bye.